VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Myra Moosariparambil and Steve Lo

Re:	China Eastern Airlines Corporation Limited

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 28, 2022

File No. 001-14550

August 25, 2022

Ladies and Gentlemen,

On behalf of our client, China Eastern Airlines Corporation Limited (the “Company”), we are submitting this extension letter. The Company confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 11, 2022 (the “Comment Letter”), containing the Staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021. Due to the additional time required to address some of the issues in responding to the comments, the Company respectfully requests an extension of the deadline for its response. The Company expects to provide its response to the Comment Letter no later than September 8, 2022.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Thomas Tarala of Baker & McKenzie, by phone at +852 2846 1694 (office) or by email at thomas.tarala@bakermckenzie.com.

Yours very truly,

/s/ Thomas Tarala
Thomas Tarala

cc:	Qimin Zhou

Chief Financial Officer

China Eastern Airlines Corporation Limited